As filed with the Securities and Exchange Commission on August 2, 2005                   Registration No. 333-84537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLIMCHER REALTY TRUST
(Exact name of issuer as specified in its charter)

Maryland	31-1390518
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 East Gay Street Columbus, Ohio	43215
(Address of Principal Executive Offices)	(Zip Code)

Glimcher Realty Trust 1997 Incentive Plan
(Full Title of Plan)

Michael P. Glimcher
President and Chief Executive Officer
Glimcher Realty Trust
150 East Gay Street
Columbus, Ohio 43215
(614) 621-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alan S. Pearce, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Post-Effective Amendment to Form S-8 Registration Statement as determined by market conditions.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 (“Amendment”) contains the form of prospectus to be used by certain executive officers or trustees of the Registrant with respect to the re-offer or resale of the control securities acquired, or that will be acquired, by them pursuant to the Registrant's Benefit Plans (defined herein). This Amendment updates information about the Registrant in the prospectus contained in Post-Effective Amendment No. 1, (Registration No. 333-84537 and Registration No. 33-94542, collectively, the “First Amendments”) filed by the Registrant on January 22, 2002.

2,171,012 Shares

Glimcher Realty Trust

Common Shares of Beneficial Interest

This prospectus relates to 2,171,012 common shares of beneficial interest, also known as common shares, par value $.01 per share, of Glimcher Realty Trust, or the Company, being offered hereby for the account of certain of the Company's executive officers and trustees, also known herein as the Selling Stockholders. All of the common shares offered hereby will be issued by the Company to the Selling Stockholders upon their exercise of options to purchase common shares issued to them pursuant to (i) the Company's 1993 Employee Share Option Plan, (ii) the Company's 1993 Trustee Share Option Plan, and/or (iii) the Company's 1997 Incentive Plan (herein defined, collectively as the “Benefit Plans”). References are also made in this prospectus to the Company’s 2004 Incentive Compensation Plan (the “Incentive Plan). The Benefit Plans and Incentive Plan shall be referred to herein, collectively, as the “Plans.”

The common shares are listed on the New York Stock Exchange under the symbol "GRT." On July 29, 2005, the last sale price for the common shares as reported on the New York Stock Exchange was $28.85 per share.

Our principal executive offices are located at 150 East Gay Street, Columbus, Ohio 43215 and our telephone number is (614) 621-9000.

The Company will not receive any of the proceeds from the sale of the common shares being offered hereby for the account of the Selling Stockholders. All sale proceeds will be received by the Selling Stockholders.

SEE “RISK FACTORS” SECTION BEGINNING ON PAGE 4 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 2, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus and the registration statement of which this prospectus is a part. We have not authorized any other person to provide you with different information. If anyone provides you with different, additional or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. You should assume that the information contained in this prospectus and the documents incorporated by reference is accurate only at their respective dates. Our business, financial condition, results of operations and prospectus may have changed since that date.

GENERAL

As used in this prospectus, references to “we,”  “our,”  “us,” the “Company” and “Glimcher” are references to Glimcher Realty Trust, a Maryland real estate investment trust, or REIT, and Glimcher Properties Limited Partnership, a Delaware limited partnership, as well as all entities in which we have an ownership interest. The term “operating partnership” refers to Glimcher Properties Limited Partnership. The term “properties” refers to the 41 retail properties we own and operate as of the date of this prospectus, unless another date is specified, in which case the term “properties” will refer to the retail properties which we own and operate as of that date. The term “common shares” refers to our common shares of beneficial interest.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference, contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995, or the “PSLRA,” with respect to our results of operation, financial condition and business. These forward-looking statements are based on our current expectations, estimates and projections about the industry and markets in which we operate. Words such as “expects,”  “anticipates,”  “intends,”  “plans,”  “believes,”  “seeks,”  “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, those listed under the caption “Risk Factors” in this prospectus.

Our future results, financial condition and business may differ materially from what is expressed in these forward-looking statements. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the PSLRA. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus or, if applicable, the date of the document incorporated by reference.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or the occurrence of unanticipated events, except as required by applicable law.

RISK FACTORS

An investment in the common shares offered under this prospectus involves a high degree of risk. Prospective investors should consider carefully the following factors, in addition to other information contained in this prospectus and incorporated herein by reference, in connection with an investment in the common shares offered under this prospectus.

WE ARE SUBJECT TO RISKS INHERENT IN OWNING REAL ESTATE INVESTMENTS.

Real property investments are subject to varying degrees of risk. If our properties do not generate sufficient income to meet operating expenses and other required expenditures, our ability to make distributions to you and the value of your shares will be adversely affected. Our income may be adversely affected by the general economic climate, local economic conditions, and other local conditions. Examples of other local conditions that could adversely affect our income include oversupply of space or reduced demand for rental space and newly developed properties, the attractiveness of our properties compared to other space, our ability to provide adequate maintenance, and fluctuation in real estate taxes, insurance and other operating costs. We are covered under our all risk property insurance policies in the amount of $300 million per incident for acts of terrorism on our consolidated real estate assets through January 1, 2006. There can be no assurance that we will be able to obtain terrorism insurance on our properties after that date or, if we can, that the premiums for the insurance will be reasonable. Income and real estate values may also be adversely affected by applicable laws, including tax laws, interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, our ability to sell our properties quickly in response to changes in economic or other conditions will be limited. In certain areas of the country there may be an oversupply of retail space. We cannot be sure that we will be able to lease space as tenants move out or as to the rents we may be able to charge the new tenants entering such space.

BANKRUPTCY OF OUR TENANTS OR DOWNTURNS IN OUR TENANTS’ BUSINESSES MAY REDUCE OUR CASH FLOW.

Since we derive almost all of our income from rental payments, our cash available for distribution would be adversely affected if a significant number of our tenants were unable to meet their obligations to us, or if we were unable to lease vacant space in our properties on economically favorable terms. At any time, a tenant of our properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of that tenant’s lease and thereby cause a reduction in the cash available for distribution. If a tenant files for bankruptcy, we cannot be sure that it will affirm its lease and continue to make rental payments in a timely manner. Some of our rents are based on a percentage of our tenants’ sales. A downturn in a tenant’s business may weaken its financial condition and result in a reduction in the percentage rent paid by that tenant or in the failure to make rent payments when due. Furthermore, certain of our tenants, including anchor tenants, hold the right under their leases to terminate their leases or reduce their rental rate if certain occupancy conditions are not met, if certain anchor tenants are closed, if certain sales levels or profit margins are not achieved or if an exclusive use provision is violated, all of which may adversely affect our cash available for distribution and the value of your shares.

WE FACE SIGNIFICANT COMPETITION THAT MAY DECREASE THE OCCUPANCY AND RENTAL RATES OF OUR PROPERTIES.

We compete with many commercial developers, real estate companies and major retailers. Some of these entities develop or own malls, value-oriented retail properties and community shopping centers that compete with us for tenants. We face competition for prime locations and for tenants. New regional malls or other retail shopping centers with more convenient locations or better rents may attract our tenants or cause them to seek more favorable lease terms at or prior to renewal. In addition, many traditional retailers compete for the same consumers. Furthermore, retailers at our properties may face increasing competition from e-commerce, outlet malls, discount shopping clubs, catalog companies, direct mail, telemarketing and home shopping networks.

WE RELY ON MAJOR TENANTS.

At June 30, 2005, our three largest tenants were the Gap, Inc., Limited Brands, Inc. and Footlocker, Inc. The Gap, Inc. represented 3.1%, Limited Brands, Inc. represented 2.7% and Footlocker, Inc. represented 2.8% of our annualized minimum rents. No other tenant represented more than 2.1% of the aggregate annualized minimum rents of our properties as of such date. Our financial position and our ability to make distributions may be adversely affected by the bankruptcy, insolvency or general downturn in the business of any such tenant, or in the event any such tenant does not renew its lease as it expires.

OUR OPERATIONS COULD BE AFFECTED IF WE LOST KEY MANAGEMENT PERSONNEL.

Our executive officers have substantial experience in owning, operating, managing, acquiring and developing shopping centers. Our success will depend in large part upon the efforts of these executives, and we cannot guarantee that they will remain with us. The loss of key management personnel could have a negative impact on our operations. In addition, except for isolated examples, there are generally no restrictions on the ability of these executives to compete with us after termination of their employment.

DEBT FINANCING COULD ADVERSELY AFFECT OUR PERFORMANCE.

We had $1.4 billion of combined mortgage indebtedness and credit facility borrowings outstanding as of June 30, 2005. Of our outstanding debt, $60.6 million is scheduled to mature during 2005. As of June 30, 2005, we have borrowed $109.2 million from our $150 million secured credit facility that matures on October 16, 2006.  A number of our outstanding loans will require lump sum or “balloon” payments for the outstanding principal balance at maturity, and we may finance future investments in the same manner. Our ability to repay indebtedness at maturity or otherwise may depend on our ability either to refinance such indebtedness or to sell our properties. We cannot be sure that refinancing will be available on reasonable terms and conditions, that asset sales will occur or that the proceeds received from asset sales will be sufficient to enable us to make the required payments at maturity of our indebtedness. If we are unable to repay any of our debt at or before maturity, we may have to borrow against properties that are not encumbered or under our credit facility, to the extent we have availability thereunder, to make such repayments. In addition, a lender could foreclose on the property or properties securing its debt. This could cause us to lose part or all of our investment, which could reduce the value of our shares and the distributions payable to you. Four of our properties are pledged as security for repayment of mortgage indebtedness or indebtedness under our credit facility.

OUR BOARD OF TRUSTEES HAS UNLIMITED AUTHORITY TO INCREASE THE AMOUNT OF DEBT WE MAY INCUR.

Our Board of Trustees determines our financing policies and can amend or revise those policies at any time without a vote of our shareholders. In addition, our organizational documents do not limit the amount of indebtedness that we may incur or the ratio of debt to total market capitalization that we must maintain. Although our trustees have no present intention to change any of these policies, revisions to these policies could result in a more highly leveraged company with an increased risk of default on indebtedness and an increase in debt service charges. We may also, without shareholder vote, continue to use leverage through borrowing under our credit facility and on our unencumbered properties to increase the number and size of our investments. Our use of leverage presents an additional element of risk if cash flow from our properties is insufficient to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Internal Revenue Code of 1986, as amended and in effect (the “Code”).

OUR FINANCIAL CONDITION AND DISTRIBUTIONS COULD BE ADVERSELY AFFECTED BY FINANCIAL COVENANTS.

Our mortgage indebtedness and credit facility impose certain financial and operating restrictions on us and our properties and also impose restrictions on subordinated financing secured by such properties and financings of our other assets and properties. These restrictions include restrictions on borrowings, prepayments and distributions. Additionally, our credit facility requires us to meet certain financial tests and some of our mortgage indebtedness provides for prepayment penalties, each of which could restrict our financial flexibility.

RISKS ASSOCIATED WITH INFORMATION SYSTEMS.

We successfully completed an upgrade to the lease accounting system in 2004 and an upgrade to our recoveries and straight-line accounting management systems during the second quarter of 2005. We are continuing to implement new information systems and problems with the design or implementation of these new systems could interfere with our operations.

THE FAILURE TO FULLY RECOVER FROM TENANTS COST REIMBURSEMENTS FOR COMMON AREA MAINTENANCE, TAXES AND INSURANCE COULD ADVERSELY AFFECT THE COMPANY’S OPERATING RESULTS.

The computation of cost reimbursements from tenants for common area maintenance (“CAM”), insurance and real estate taxes is complex and involves numerous judgments including interpretation of terms and other tenant lease provisions. Leases are not uniform in dealing with such cost reimbursements and there are variations in computations dealing with such matters as: which costs are includable or not includable for reimbursement, what is the square footage of the overall property space to determine the pro-rata percentages and the applicability of cost limitation provisions, among other things. Most tenants make monthly fixed payments of CAM, real estate taxes and other cost reimbursements items. The Company records these payments as income each month. The Company also makes adjustments, positive or negative, to adjust the recorded amounts to the Company’s best estimate of the final amounts to be billed and collected with respect to cost reimbursements. After the end of the calendar year, the Company computes each tenant’s final cost reimbursements and issues a bill or credit for the full amount, after considering amounts paid by the tenants during the year. The differences between the amounts billed, less previously received payments and the accrual adjustments, are recorded as increases or decreases to tenant reimbursement income when the final bills are prepared, usually beginning in March and completed by June of the following year. At June 30, 2005, the Company had recorded in accounts receivables $3.6 million of costs expected to be recovered from tenants during the first six months of 2006.

CERTAIN OF OUR FINANCING ARRANGEMENTS CONTAIN LIMITATIONS ON THE AMOUNT OF DEBT WE MAY INCUR.

Our credit facility is the most restrictive of our financing arrangements and, as of June 30, 2005, our total borrowings outstanding under our credit facility were $109.2 million. The additional amount that we may borrow from this facility or other sources based upon the restrictive covenants in the credit facility is $36.1 million as of June 30, 2005. Our ratio of debt to total market capitalization was 52.3% as of June 30, 2005 and 52.0% as of December 31, 2004. As used herein, “total market capitalization” means the sum of the outstanding amount of all our indebtedness, the total liquidation preference of all our preferred shares and the total market value of our common shares and units of partnership interest of Glimcher Properties Limited Partnership (based on the closing price of our shares as of June 30, 2005 and December 31, 2004).

AN INCREASE IN INTEREST RATES COULD CAUSE A DECREASE IN THE MARKET PRICE OF THE COMMON SHARES AND ADVERSELY AFFECT OUR ABILITY TO PAY DISTRIBUTIONS TO YOU.

A variety of factors influence the price of our common shares in public trading markets. We believe that investors generally perceive REIT’s as yield-driven investments and compare the annual yield from distributions by REITs with yields on various other types of financial instruments. Thus, an increase in market interest rates generally could adversely affect the market price of our common shares.

OUR VARIABLE RATE DEBT OBLIGATIONS MAY IMPEDE OUR OPERATING PERFORMANCE AND PUT US AT A COMPETITIVE DISADVANTAGE.

Required repayments of debt and related interest can adversely affect our operating performance. As of June 30, 2005, approximately $178.7 million of our indebtedness bears interest at a variable rate, and after taking into account the $4.7 million outstanding letters of credit we have the ability to borrow up to an additional $36.1 million under our existing credit facility, which bears interest at a variable rate. Increases in interest rates on our existing indebtedness would increase our interest expense, which could adversely affect our cash flow and our ability to pay distributions. For example, if market rates of interest on our variable rate debt outstanding as of June 30, 2005, increased by 100 basis points, the increase in interest expense on our existing variable rate debt would decrease future earnings by approximately $1.8 million annually.

WE COULD INCUR SIGNIFICANT COSTS RELATED TO ENVIRONMENTAL ISSUES.

Under some environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of on real property, may be liable for the costs of investigating and remediating these substances on or under the property. The federal Comprehensive Environmental Response, Compensation & Liability Act, as amended, and similar state laws, impose liability on a joint and several basis, regardless of whether the owner, operator or other responsible party knew of or was at fault for the presence of such hazardous substances. In connection with the ownership or operation of our properties, we could be liable for such costs in the future. The costs of any required remediation and liability therefore as to any property could be substantial under these enactments and could exceed the value of the property and or our aggregate assets. The presence of hazardous or toxic substances, or the failure to properly remediate such substances, also may adversely affect our ability to sell or rent a property or to borrow funds using such property as collateral. In addition, environmental laws may impose restrictions on the manner in which we use our properties or operate our business, and these restrictions may require expenditures for compliance.

We do not believe that we currently are subject to any material environmental remediation obligations. However, we cannot assure you that a material environmental claim or compliance obligation will not arise in the future. The costs of defending against any claims of liability, of remediating a contaminated property or of complying with future environmental requirements could be substantial and affect our operating results. The Company has established a contingency reserve of $853,000 in connection with the sale of Loyal Plaza, a community center sold in 2002, relating to environmental assessment and monitoring matters.

WE MAY INCUR SIGNIFICANT COSTS COMPLYING WITH THE AMERICANS WITH DISABILITIES ACT AND SIMILAR LAWS.

Under the Americans with Disabilities Act of 1990, as amended, all public accommodations must meet federal requirements related to access and use by disabled persons. We may incur additional costs of complying with the Americans with Disabilities Act in the future. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate cost of complying with these laws. If we incur substantial costs to comply with this statute and any other legislation, our financial condition, results of operations, cash flow, the value of your shares and our ability to pay distributions to you could be adversely affected.

WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP PROPERTIES OR OPERATE DEVELOPED PROPERTIES.

We intend to selectively pursue development projects. However, as a result of economic and other conditions, development projects may not be pursued or may be completed later or with higher costs than anticipated. These projects generally require various governmental and other approvals, which we cannot be sure we will receive. Development activities involve significant risks. These risks include the expenditure of funds on and devotion of our time to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project uneconomical; the risk that we may not be able to obtain construction financing and permanent financing and the risk that such financing terms may not be favorable to us; and the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable. In the event of an unsuccessful development project, our loss could exceed our investment in the project.

WE ARE SUBJECT TO CERTAIN LIMITATIONS ON PROPERTY SALES AND CONFLICTS OF INTEREST.

Glimcher Properties Limited Partnership may not enter into certain transactions, including the sale of all or substantially all of its assets, without consent from the holders of a majority of the units of partnership interest in Glimcher Properties Limited Partnership (excluding Glimcher Realty Trust). This majority vote requirement effectively means that any such transaction must be approved by Herbert Glimcher and his sons David Glimcher and Michael Glimcher because, together with their spouses, they own approximately 4.8% of the units in Glimcher Properties Limited Partnership (which constitutes a majority of the units in Glimcher Properties Limited Partnership other than those owned by Glimcher Realty Trust) outstanding as of June 30, 2005. This veto right may limit our ability to enter into a liquidating transaction that may be in our shareholders’ interest.

As a result of Herbert Glimcher’s, David Glimcher’s and Michael Glimcher’s status as holders of both common shares and units, they have interests that conflict with our shareholders with respect to business decisions affecting Glimcher Realty Trust and Glimcher Properties Limited Partnership. In particular, as holders of units, they may suffer different and/or more adverse tax consequences than Glimcher Realty Trust upon the sale or refinancing of some of our properties due to unrealized gains attributable to these properties. Therefore, Glimcher Realty Trust may have objectives different from Herbert Glimcher, David Glimcher and Michael Glimcher regarding the appropriate pricing and timing of any sale or refinancing of certain of our properties. Although we (through a wholly-owned subsidiary), as the sole general partner of Glimcher Properties Limited Partnership, have the exclusive authority as to whether and on what terms to sell, refinance or seek to purchase an interest in an individual property, Herbert Glimcher, David Glimcher and Michael Glimcher might seek to influence our decisions with respect to these actions, even though those actions might otherwise be financially advantageous or adverse to Glimcher Realty Trust. They also may seek to influence us to refinance a property with a higher level of debt than would be in Glimcher Realty Trust’s best interests.

THE RESULTS OF OPERATIONS FOR OUR PROPERTIES DEPEND ON THE ECONOMIC CONDITIONS OF THE REGIONS OF THE UNITED STATES IN WHICH THEY ARE LOCATED.

Results of operations and distributions to shareholders will be subject generally to economic conditions in the regions in which the Company’s properties are located. As of June 30, 2005, approximately 32% of annualized minimum rents came from properties in Ohio.

OUR ABILITY TO OPERATE OR DISPOSE OF ANY PARTIALLY-OWNED PROPERTIES THAT WE MAY ACQUIRE MAY BE RESTRICTED.

Although we no longer own partial interests in properties, we may in the future. Partnership or joint venture investments may involve risks not otherwise present for wholly-owned properties. These risks include the possibility that our partners or co-venturers might become bankrupt, might have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy to maintain our qualification as a REIT. We may need the consent of our partners for major decisions affecting properties that are partially-owned. Joint venture agreements may also contain provisions that could force us to sell all of our interest in, or buy all of our partners’ interests in, such entity or property. These provisions may be triggered at a time when it is not advantageous for us to either buy our partners’ interests or sell our interest. Additionally, if we serve as the managing member of a property-owning joint venture, we may have certain fiduciary responsibilities to the other participants in such entity. There is no limitation under our organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

RISK OF SHARES AVAILABLE FOR FUTURE SALE.

We may issue common shares in the future. No prediction can be made as to the effect, if any, that future sales of common shares, or the availability of common shares for future sale, will have on the market price of our common shares. Sales of substantial amounts of common shares, or the perception that such sales could occur, may affect adversely prevailing market prices of the common shares.

THERE ARE LIMITS ON THE OWNERSHIP OF OUR SHARES OF BENEFICIAL INTEREST AND LIMITS ON CHANGES IN CONTROL RESULTING FROM A STAGGERED BOARD AND OUR ABILITY TO ISSUE PREFERRED SHARES.

In order to maintain our qualification as a REIT for federal income tax purposes, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of our taxable year. Additionally, the shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

To ensure that we will not fail to qualify as a REIT under this test, our organizational documents authorize the trustees to take such action as may be required to preserve our qualification as a REIT and to limit any person, other than Herbert Glimcher and David Glimcher (only with respect to the limitation of shares of beneficial interest) and any other entities or persons approved by the trustees, to direct or indirect ownership of (i) 8.0% of the lesser of the number or value of our outstanding shares of beneficial interest, (ii) 9.9% of the lesser of the number or value of the total Series F Preferred Shares outstanding and (iii) 9.9% of the lesser of the number or value of the total Series G Preferred Shares outstanding. The trustees may not grant exemptions from these ownership limitations if it would cause our status as a REIT to terminate for federal income tax purposes. Herbert Glimcher and David Glimcher are limited to an aggregate of 25% direct or indirect ownership of the lesser of the number or value of the total of our shares of beneficial interest without approval of the trustees. The trustees have also granted an exemption to Cohen & Steers Capital Management, Inc. permitting them to own, directly or indirectly, of record or beneficially, (i) up to 600,000 Series F Preferred Shares and (ii) up to 14.9% of the lesser of the number or value of the outstanding shares of any other class of our equity securities. However, in no event, shall they be permitted to own, directly or indirectly, of record or beneficially, more than 14.9% of the lesser of the number or value of all outstanding shares of our equity securities. Despite these provisions, we cannot be sure that there will not be five or fewer individuals who will own more than 50% in value of our outstanding shares of beneficial interest, thereby causing us to fail to qualify as a REIT. The ownership limits may also discourage a change of control of the Company.

Our Board of Trustees is divided into three classes. The terms of Class I, Class II and Class III trustees currently expire in 2007, 2008 and 2006, respectively. Trustee nominees for a respective class are nominated for a three-year term upon the expiration of the term of the incumbent trustees; our shareholders elect each year one class of trustees. The staggered terms for trustees may affect the ability of our shareholders to change control of the Company even if a change of control were in the interests of our shareholders.

Our Amended and Restated Declaration of Trust, as amended (the “Declaration of Trust”) authorizes our Board of Trustees to establish one or more series of preferred shares and to determine the preferences, rights and other terms of any series. We have outstanding (i) 6,000,000 Series G Preferred Shares having a total liquidation preference of $150,000,000, (ii) 2,400,000 Series F Preferred Shares having a total liquidation preference of $60,000,000 and (iii) 36,205,725 common shares based on the number of common shares outstanding as of July 29, 2005. Our Board of Trustees could authorize us to issue other series of preferred shares that could deter or impede a merger, tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interest or in which our shareholders might receive a premium for their shares over the then current market price of such shares.

On March 9, 1999, we adopted a shareholder rights plan. Under the terms of the rights plan; our Board of Trustees can in effect prevent a person or group from acquiring more than 15% of our outstanding common shares. Unless our Board of Trustees approves of such person’s purchase, after that person acquires more than 15% of our common shares, all other shareholders will have the right to purchase common shares from us at a price that is half of their then fair market value. These purchases by the other shareholders would substantially reduce the value and influence of the common shares owned by the acquiring person. Our Board of Trustees, however, can prevent the rights plan from operating in this manner. This gives our Board of Trustees significant discretion to approve or disapprove of a person’s efforts to acquire a large interest in us and, accordingly, may discourage a change in control of our Company. See “Shareholder Rights Plan.”

Our Declaration of Trust and Bylaws also contain other provisions that may delay or prevent a transaction or a change in control that might involve a premium price for the common shares or otherwise be in the best interests of our shareholders. See “Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws.”

As a Maryland real estate investment trust, we are subject to the provisions of the Maryland REIT law. The Maryland REIT law imposes restrictions on some business combinations and requires compliance with statutory procedures before some mergers and acquisitions can occur. The Maryland REIT law may delay or prevent offers to acquire us or increase the difficulty of completing an acquisition of us, even if the acquisition is in our shareholders’ best interests. See “Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws.”

OUR FAILURE TO QUALIFY AS A REIT WOULD HAVE SERIOUS ADVERSE CONSEQUENCES TO YOU.

We believe that we have qualified as a REIT under the Code since 1994. We cannot be sure that we will remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions, of which there are only a limited number of judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within our control may impact our ability to qualify as a REIT under the Code. In addition, we cannot be sure that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws relating to REITs, or the federal income tax consequences of REIT qualification. From time to time, Congress has proposed legislation to modify certain tax rules concerning REITs. It is not known whether these or other laws will be enacted in the future and, if enacted, what impact they will have on our ability to operate as a REIT.

If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate income tax rates. In addition, unless entitled to relief under certain statutory provisions, we will also be disqualified from electing to be treated as a REIT for the four taxable years following the year during which our qualification is lost. That would reduce our net earnings available for investment or distribution to shareholders because of the additional tax liability imposed for the year or years involved. In addition, we would no longer be required by the Code to make any distributions as a condition to REIT qualification. To the extent that distributions to our shareholders may have been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or to liquidate certain of our investments to pay the applicable tax.

OUR OWNERSHIP INTERESTS IN CERTAIN PARTNERSHIPS AND OTHER VENTURES ARE SUBJECT TO CERTAIN TAX RISKS.

All of our property interests and other investments are made or held through Glimcher Properties Limited Partnership or partnerships, limited liability companies or other ventures in which Glimcher Properties Limited Partnership has an interest (the “Subsidiary Partnerships”). The ownership of these interests may involve special tax risks for us. These risks include possible challenge by the Internal Revenue Service (“IRS”) of allocations of income and expense items which could affect the computation of our taxable income, or a challenge to the status of Glimcher Properties Limited Partnership or the Subsidiary Partnerships as partnerships (as opposed to associations taxable as corporations) for federal income tax purposes, as well as the possibility of action being taken by us, Glimcher Properties Limited Partnership or the Subsidiary Partnerships or the owners of the Subsidiary Partnerships that could adversely affect our qualification as a REIT, for example, by requiring the sale of a property. We believe that Glimcher Properties Limited Partnership and each of the Subsidiary Partnerships have been and will be treated for tax purposes as partnerships (and not as associations taxable as corporations). If Glimcher Properties Limited Partnership or any Subsidiary Partnership were treated as an association, such entity would be taxable as a corporation. If our ownership interest in any entity taxable as a corporation exceeded 10% (in terms of vote or value) of such entity’s outstanding securities (unless such entity were a “taxable REIT subsidiary,” or a “qualified REIT subsidiary,” as those terms are defined in the Code) or the value of our interest in any such entity exceeded 5% of the value of our assets, we would cease to qualify as a REIT; distributions from any of these entities to us would be treated as dividends, to the extent of such entity’s current or accumulated earnings and profits; and we would not be able to deduct our share of losses, if any, generated by such entity in computing its taxable income.

WE MAY HAVE TO ACCESS OTHER SOURCES OF FUNDS IN ORDER TO MEET OUR REIT DISTRIBUTION REQUIREMENTS.

In order to qualify to be taxed as a REIT, we must make annual distributions to shareholders of at least 90% of our REIT taxable income (determined by excluding any net capital gain). The amount available for distribution will be affected by a number of factors, including cash flow generated by our properties, distributions received from our subsidiaries, our operating expenses and our capital expenditures. We have sold a number of non-core assets and intend in the future to sell additional selected non-core assets. The loss of rental income associated with the properties we sell will in turn affect our net income and Funds From Operations, as that term is defined below. In order to maintain our status as a REIT, we may be required to make distributions in excess of net income and Funds From Operations. In such case, we may find it necessary to arrange for short-term (or possibly long-term) borrowings, or to issue preferred or other securities, to raise funds.

We have given the following term specific meaning for purposes of this prospectus:

“Funds From Operations” or “FFO”: The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss) available to common shareholders (computed in accordance with Generally Accepted Accounting Principles ("GAAP")), excluding gains (or losses) from sales of properties, plus real estate related depreciation and amortization after adjustments for unconsolidated partnerships and joint ventures. FFO does include impairment losses for properties held for use and held for sale. Our FFO may not be directly comparable to similarly titled measures reported by other real estate investment trusts. FFO does not represent cash flow from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP), as a measure of the Registrant's liquidity, nor is it indicative of funds available to fund our cash needs, including its ability to make cash distributions.

OUR COMPANY

Glimcher Realty Trust is a fully-integrated, self-administered and self-managed Maryland real estate investment trust, or REIT, which commenced business operations in January 1994 at the time of its initial public offering. We own, lease, manage and develop a portfolio of retail properties consisting of enclosed regional and super regional malls and community shopping centers (including single tenant retail properties). We currently own and operate 41 properties, consisting of 25 malls and 16 community shopping centers (including one single tenant retail property) located in 18 states. The properties contain an aggregate of approximately 24.4 million square feet of gross leasable area (“GLA”). At June 30, 2005, the properties were approximately 87.4% occupied.

All of our properties are held by, and our operations are conducted through, Glimcher Properties Limited Partnership, a Delaware limited partnership, or by entities in which the Glimcher Properties Limited Partnership has a direct or indirect interest. As of June 30, 2005, we owned approximately 91.1% of the Glimcher Properties Limited Partnership’s outstanding common units of partnership interest and all of the outstanding Series F Preferred Units and Series G Preferred Units in Glimcher Properties Limited Partnership. Our wholly owned subsidiary, Glimcher Properties Corporation, is the sole general partner of Glimcher Properties Limited Partnership.

Our executive offices are located at 150 East Gay Street, Columbus, Ohio 43215, and our telephone number is (614) 621-9000.

USE OF PROCEEDS

The Company will not receive any of the proceeds from the sale of the common shares being offered hereby for the account of the Selling Stockholders. All sale proceeds will be received by the Selling Stockholders.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of common shares by the Selling Stockholders as of August 2, 2005, the beneficial ownership of common shares by the Selling Stockholders assuming the sale of all the common shares being offered by this prospectus, the number of common shares being offered, and the percentage of outstanding common shares beneficially owned by Selling Stockholders assuming the sale of all the common shares being offered.

Name of Selling Stockholder	Number of Common Shares Beneficially Owned Prior to the Offering (9)	Number of Common Shares Which May be Offered and Sold (10)	Number of Common Shares Beneficially Owned After Offering and Sale (11)	Percentage of Outstanding Common Shares Beneficially Owned After Offering and Sale (12)

Herbert Glimcher, Chairman of the Board and Trustee[1]	2,537,683	1,423,629	1,114,054	2.98%

Michael P. Glimcher, President, Chief Executive Officer & Trustee[2]	777,094	390,207	386,887	1.06%

George A. Schmidt, Executive Vice President, General Counsel & Secretary[3]	285,203	241,064	44,139	*

Kenneth D. Cannon, Senior Vice President, Development[4]	15,000	10,000	5,000	*

Thomas J. Drought, Jr., Senior Vice President, Director of Leasing[5]	63,334	39,012	24,322	*

Philip G. Barach, Trustee[6]	29,100	26,100	3,000	*

Wayne S. Doran, Trustee[7]	18,000	15,000	3,000	*

Alan R. Weiler, Trustee[8]	107,157	26,000	81,157	*

* Less than one percent of the issued and outstanding common shares of the Company.

(1)
Mr. H. Glimcher served as Chief Executive Officer of the Company from May 1997 until January 20, 2005. He currently serves as Senior Advisor, non-executive Chairman of our Board of Trustees and non-executive Chairman of the Board of Glimcher Properties Corporation, a wholly-owned subsidiary of the Company. Mr. H. Glimcher has been a trustee of the Company since September 1993.

(2)
Mr. M. Glimcher has served as President and Chief Executive Officer of the Company since January 20, 2005 and has been a trustee of the Company since June 1997. He was elected President in December 1999 and prior to that served as Executive Vice President of the Company and in other executive leasing positions.

(3)	Mr. Schmidt has served as General Counsel and Secretary since May 1996, Executive Vice President since March 1999 and as a trustee from May 1999 until May 6, 2005.

(4)	Mr. Cannon has served as Senior Vice President, Development since April 1, 2005. Mr. Cannon joined the Company in January 2004 as Vice President, Development.

(5)	Mr. Drought has served as Senior Vice President, Director of Leasing since January 1, 2002 and prior to that time held various leasing positions within the Company.

(6)	Mr. Barach has been a trustee of the Company since January 1994.

(7)	Mr. Doran has been a trustee of the Company since October 1999 and lead independent trustee since May 6, 2005.

(8)	Mr. Weiler has been a trustee of the Company since January 1994.

(9)
Includes (i) 1,008,266, 146,666, 141,499, 3,332, 21,534, 16,500, 18,000 and 6,000 common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Kenneth D. Cannon, Thomas J. Drought, Jr., Philip G. Barach, Wayne S. Doran and Alan R. Weiler, respectively, upon the exercise of options exercisable within 60 days from the date hereof held by such individuals pursuant to the Plans, (ii) 136,334, 183,334, 75,001, 11,668 and 40,000 common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Kenneth D. Cannon and Thomas J. Drought, Jr., respectively, upon the exercise of options exercisable greater than 60 days from the date hereof held by such individuals pursuant to the Plans, (iii) 314,449, 187,222, 68,703, 1,800, 12,600 and 23,000 common shares held, directly or indirectly, by Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Thomas J. Drought, Jr., Philip G. Barach and Alan R. Weiler, respectively, and (iv) 1,078,634, 259,872 and 78,157 common shares which may be issued by the Company to each of Herbert Glimcher, Michael P. Glimcher and Alan R. Weiler, respectively, upon the redemption of units of limited partnership interests of Glimcher Properties Limited Partnership held, directly or indirectly, by such individuals.

(10)
Includes (i) 997,459, 137,661, 137,897, 3,332, 20,093, 13,500, 15,000 and 3,000 common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Kenneth D. Cannon, Thomas J. Drought, Jr., Philip G. Barach, Wayne S. Doran and Alan R. Weiler, respectively, upon the exercise of options exercisable within 60 days from the date hereof held by such individuals pursuant to the Benefit Plans, (ii) 111,721, 90,324, 42,797, 6,668 and 17,119 common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Kenneth D. Cannon and Thomas J. Drought, Jr., respectively, upon the exercise of options exercisable greater than 60 days from the date hereof held by such individuals pursuant to the Benefit Plans and (iii) 314,449, 162,222, 60,370, 1,800, 12,600 and 23,000 common shares held, directly or indirectly, by Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Thomas J. Drought, Jr., Philip G. Barach and Alan R. Weiler, respectively.

(11)
Includes (i) 10,807, 9,005, 3,602, 1,441, 3,000, 3,000 and 3,000 common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Thomas J. Drought, Jr., Philip G. Barach, Wayne S. Doran and Alan R. Weiler, respectively, upon the exercise of options exercisable within 60 days from the date hereof held by such individuals pursuant to the Incentive Plan, (ii) 24,613, 93,010, 32,204, 5,000 and 22,881 common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Kenneth D. Cannon and Thomas J. Drought, Jr., respectively, upon the exercise of options exercisable greater than 60 days from the date hereof held by such individuals pursuant to the Incentive Plan, (iii) 25,000 and 8,333 shares of the Company’s common shares held by Michael P. Glimcher and George A. Schmidt, respectively, and (iv) 1,078,634, 259,872 and 78,157 common shares which may be issued by the Company to each of Herbert Glimcher, Michael P. Glimcher and Alan R. Weiler, respectively, upon the redemption of units of limited partnership interests of Glimcher Properties Limited Partnership held, directly or indirectly, by such individuals.

(12)
Percent of class was computed based on 36,205,725 common shares outstanding as of July 29, 2005 and, in each Selling Stockholder's case, the number of common shares issuable upon the exercise of the options exercisable within 60 days from the date hereof by such individuals, the number of common shares issuable upon the exercise of the options exercisable greater than 60 days from the date hereof and the number of common shares which may be issued by the Company upon the redemption of units of limited partnership interests of Glimcher Properties Limited Partnership held by such individuals, but does not include the number of common shares which may be issued by the Company upon the exercise of any other outstanding options or the number of common shares which may be issued by the Company upon the redemption of any other units of limited partnership interests of Glimcher Properties Limited Partnership.

PLAN OF DISTRIBUTION

The Selling Stockholders and their family members who acquired the options through a gift or a domestic relations order, from time to time, may sell any or all of the common shares offered hereby on the New York Stock Exchange or any stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be made at market prices prevailing at the time of the sale or at negotiated or fixed prices. The shares may be sold by one or more of the following, without limitation:

(i)	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(ii)	purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the prospectus, as supplemented;

(iii)	an exchange distribution in accordance with the rules of such exchange, and

(iv)	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, promulgated under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus, as supplemented. From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith. Sales may also take place from time to time through brokers pursuant to pre-arranged sales plans intended to qualify under Rule 10b5-1, promulgated under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. All expenses of registration of the common shares and this prospectus (other than commissions and discounts of underwriters, dealers or agents), shall be borne by the Company.

DESCRIPTION OF CAPITAL STOCK

Not Applicable.

 SHAREHOLDER RIGHTS PLAN

On March 9, 1999, the Board of Trustees adopted a shareholder rights plan and entered into a rights agreement with The Harris Trust and Savings Bank, as rights agent. The purpose of the shareholder rights plan is to enhance the Board of Trustees’ ability to protect our shareholders’ interests by encouraging potential acquirers to negotiate with our Board of Trustees prior to attempting a takeover bid and to provide our Board of Trustees with adequate time to consider any and all alternatives to such a bid. The rights plan may discourage, delay or prevent a change in control of our Company. It will not interfere with any merger or other business combination approved by our Board of Trustees.

Under the shareholder rights plan, each of our shareholders of record on March 22, 1999 received a share purchase right for each outstanding common share that the shareholder owned. We refer to these share purchase rights as the “rights.” The holder of a right does not have the powers and privileges of a shareholder with respect to the right. The rights trade with our shares of common stock and become exercisable only under the circumstances described below.

In general, the rights will become exercisable when the first of the following events happens:

•	ten calendar days after a public announcement that a person or group has acquired beneficial ownership of 15% or more of our outstanding common shares; or

•
ten business days, or a later date if determined by the Board of Trustees, after the beginning of, or an announcement of an intention to make, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of our outstanding common shares.

If the rights become exercisable, the holder of a right will be able to purchase one one-hundredth of a Series E Junior Participating Preferred Share at an exercise price of $55 per one one-hundredth of a preferred share, subject to adjustment to prevent dilution.

Once a person or group acquires 15% or more of our outstanding common shares, all holders of rights except that person or group may, upon payment of the exercise price, and in lieu of acquiring preferred shares, purchase, with respect to each right, a number of common shares having a market value equal to two times the $55 exercise price. In other words, each right will entitle the holder of the right to acquire common shares at a 50% discount to the market price of the common shares.

In addition, if at any time following the public announcement that a person or group has acquired beneficial ownership of 15% or more of our outstanding common shares:

•	we enter in to a merger or other business combination transaction in which we are not the surviving entity;

•
we enter into a merger or other business combination transaction in which we are the surviving entity, but all or part of our common shares are exchanged for securities of another entity, cash or other property; or

•	we sell or otherwise transfer or mortgage 50% or more of our assets or earning power;

then each holder of a right, other than rights held by the person or group who triggered the event, will be entitled to receive, upon exercise, common shares of the acquiring company equal to two times the $55 exercise price of the right, effectively a 50% discount to the market price of such shares.

At any time after a person or group has acquired beneficial ownership of 15% or more of our outstanding common shares and prior to such person or group acquiring 50% or more of our outstanding common shares, our Board of Trustees may, at its option, exchange all or any part of the then outstanding and exercisable rights for our common shares at an exchange ratio of one common share for each right.

We may redeem all, but not less than all, of the rights at a price of $.01 per right at any time before the earlier of:

•	the time at which any person or group has acquired beneficial ownership of 15% or more of our outstanding common shares; or

•	the expiration date of the rights agreement.

The rights will expire at the close of business on March 9, 2009, unless we redeem or exchange them before that date. The above description of our rights plan is not intended to be a complete description. For a full description of the rights plan, you should read the rights agreement. The rights agreement is included as an exhibit to this prospectus and you may obtain a copy of this agreement at no charge by writing to us at the address listed on the cover page of this document.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR
DECLARATION OF TRUST AND BYLAWS

The following description of certain provisions of Maryland law and of our Declaration of Trust and Bylaws is only a summary. For a complete description, we refer you to Maryland law, our Declaration of Trust and Bylaws. Our Declaration of Trust and Bylaws are exhibits to the registration statement of which this prospectus is part. See “Incorporation of Certain Information By Reference” for information how to obtain copies of our Declaration of Trust and Bylaws.

Classification of the Board of Trustees

Our Declaration of Trust provides that the number of our trustees may be established by the Board of Trustees but may not be fewer than two nor more than 15. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining trustees.

Pursuant to our Declaration of Trust, our Board of Trustees is divided into three classes of trustees. At each annual meeting of shareholders, the successors to the class of trustees whose term expires at such meeting are elected to hold office for three-year terms. We believe that classification of the Board of Trustees will help to assure the continuity and stability of our business strategies and policies as determined by the Board of Trustees. Holders of common shares will have no right to cumulative voting in the election of trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of the common shares will be able to elect all of the successors of the class of trustees whose terms expire at that meeting.

The classified board provision could have the effect of making the replacement of incumbent trustees more time-consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board of Trustees. Thus, the classified board provision could increase the likelihood that incumbent trustees will retain their positions. The staggered terms of trustees may delay, defer or prevent a tender offer or an attempt to change control of us, even though the tender offer or change in control might be in the best interest of our shareholders.

Removal of Trustees

Our Declaration of Trust provides that a trustee may be removed with or without cause by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of trustees. This provision, when coupled with the provision in our Bylaws authorizing the Board of Trustees to fill vacant trusteeships, precludes shareholders from removing incumbent trustees except by a substantial affirmative vote and filling the vacancies created by the removal with their own nominees.

Business Combinations

Under Maryland law, “business combinations” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the trust’s shares; or

•
an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of the trust.

A person is not an interested shareholder under the statute if the Board of Trustees approved in advance the transaction by which he otherwise would have become an interested shareholder. However, in approving a transaction, the Board of Trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board.

After the five-year prohibition, any business combination between the Maryland trust and an interested shareholder generally must be recommended by the board of the trust and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares of the trust; and

•
two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if the trust’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board of Trustees before the time that the interested shareholder becomes an interested shareholder. Pursuant to the statute, our Board of Trustees has exempted any business combination involving any entity owned or controlled, directly or indirectly, by (i) our executive officers and trustees, or any of them, or (ii) any other person acting in concert with, or any “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder) acting in concert with any of our executive officers or trustees. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between any such persons and us. As a result, such parties may be able to enter into business combinations with us that may not be in the best interest of our shareholders, without compliance with the super-majority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by trustees who are employees of the trust are excluded from shares entitled to vote on the matter. Control Shares are voting shares which, if aggregated with all other shares owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Trustees of the trust to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the trust to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction, or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

Our Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Extraordinary Transactions; Amendment to the Declaration of Trust

Under Maryland law, a Maryland real estate investment trust generally cannot amend its declaration of trust or merge with another entity, unless approved by the affirmative vote of shareholders holding at least two thirds of the shares entitled to vote on the matter. However, a Maryland real estate investment trust may provide in its declaration of trust for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our Declaration of Trust provides for a lesser percentage for amendments to our Declaration of Trust, which, except for amendments to specific provisions enumerated in our declaration of trust, may be amended by the affirmative vote of holders of not less than a majority of shares entitled to vote thereon. Under Maryland law, the declaration of trust of a Maryland real estate investment trust may permit the trustees, by a two-thirds vote, to amend the declaration of trust from time to time to qualify as a REIT under the Code or the Maryland REIT Law, without the affirmative vote or written consent of the shareholders. Our declaration of trust permits such action by our Board of Trustees.

Subject to the provisions of any class or series of our shares outstanding, we may merge into or consolidate with another entity or sell or transfer all or substantially all of our property, if approved by the Board of Trustees and by the affirmative vote of shareholders holding (i) not less than two-thirds of the shares entitled to be cast on the matter, if we are not the surviving entity in any merger or consolidation or in the event of a sale of property or (ii) not less than a majority of the shares entitled to be cast on the matter, in all other cases.

Termination of the Trust

Subject to the provisions of any class or series of our shares outstanding, after approval by a majority of the entire Board of Trustees, our company may be terminated by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Advance Notice of Trustee Nominations and New Business

Our Bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Trustees and the proposal of business to be considered by shareholders may be made only (i) pursuant to our notice of the meeting, (ii) by the Board of Trustees or (iii) by a shareholder who is a shareholder of record at the time of giving the notice required by our Bylaws and who is entitled to vote at the meeting and who has complied with the advance notice procedures of the Bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Trustees at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by the Board of Trustees, or (iii) provided that the Board of Trustees has determined that trustees will be elected at the meeting, by a shareholder who is a shareholder of record at the time of giving the notice required by our Bylaws and who is entitled to vote at the meeting and who has complied with the advance notice procedures of the Bylaws.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of the Declaration Of Trust and Bylaws

The business combination provisions and, if the applicable provision in our Bylaws is rescinded, the control share acquisition provisions of Maryland law, the provisions of our Declaration of Trust on classification of the Board of Trustees and removal of trustees and the advance notice provisions of our Bylaws could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our shareholders or otherwise be in their best interest.

LEGAL MATTERS

Certain legal matters have been passed upon for our Company by Bryan Cave LLP, New York, New York. Certain matters of Maryland law have been passed upon for our Company by Venable LLP, Baltimore, Maryland.

EXPERTS

The consolidated financial statements and schedule and management’s assessment of internal control over financial reporting as provided in the Company’s Form 10-K for the fiscal year ending December 31, 2004, incorporated by reference into this prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the “SEC.” You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room(s). You can also find our SEC filings at the SEC's web site at http://www.sec.gov as well as the Company’s website at http://www/glimcher.com.

The Company has filed with the SEC a registration statement on Form S-8 (together with certain amendments, exhibits and schedules) under the Securities Act of 1933, as amended, with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the common shares offered hereby, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the SEC referred to above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

The Company furnishes shareholders with annual reports containing audited financial statements and with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 11, 2005;

2.	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on April 29, 2005;

3.	Our quarterly report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on August 2, 2005;

4.
Our current reports on Form 8-K dated (i) January 24, 2005; filed January 24, 2005, (ii) February 22, 2005; filed February 22, 2005, (iii) February 24, 2005; filed February 24, 2005, (iv) March 10, 2005; filed March 10, 2005, (v) April 15, 2005; filed April 15, 2005, (vi) April 18, 2005; filed April 18, 2005, (vii) April 28, 2005; filed April 28, 2005, (viii) May 10, 2005; filed May 10, 2005, (ix) May 17, 2005; filed May 17, 2005, (x) dated July 11, 2005; filed July 11, 2005, (xi) dated August 2, 2005; filed August 2, 2005 and Form 8-K/A dated July 13, 2005; filed July 13, 2005;

5.	Our Schedule 14A Proxy Statement filed with the SEC on March 31, 2005;

6.
The description of the common shares contained in our Registration Statement on Form 8-A, filed October 21, 1993, and the information thereby incorporated by reference contained in the Company’s Registration Statement on Form S-11 (No. 33-69740), as amended by Amendments No. 1, 2, 3, 4 and 5, filed September 30, 1993, November 5, 1993, November 22, 1993, November 30, 1993, January 10, 1994 and January 19, 1994, respectively, under the heading “Description of Shares of Beneficial Interest;” and

7.	All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2004.

Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person to whom this prospectus is delivered, upon written or oral request. Requests should be directed to:

Glimcher Realty Trust
150 East Gay Street
Columbus, Ohio 43215
Telephone Number: (614) 621-9000
Attention: Chief Financial Officer

PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents, which have been filed by the Company with the SEC, are incorporated by reference in this registration statement:

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 11, 2005;

2.	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on April 29, 2005;

3.	Our quarterly report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on August 2, 2005;

4.
Our current reports on Form 8-K dated (i) January 24, 2005; filed January 24, 2005, (ii) February 22, 2005; filed February 22, 2005, (iii) February 24, 2005; filed February 24, 2005, (iv) March 10, 2005; filed March 10, 2005, (v) April 15, 2005; filed April 15, 2005, (vi) April 18, 2005; filed April 18, 2005, (vii) April 28, 2005; filed April 28, 2005, (viii) May 10, 2005; filed May 10, 2005, (ix) May 17, 2005; filed May 17, 2005, (x) dated July 11, 2005; filed July 11, 2005, (xi) dated August 2, 2005; filed August 2, 2005 and Form 8-K/A dated July 13, 2005; filed July 13, 2005;

5.	Our Schedule 14A Proxy Statement filed with the SEC on March 31, 2005;

6.
The description of the common shares contained in our Registration Statement on Form 8-A, filed October 21, 1993, and the information thereby incorporated by reference contained in the Company’s Registration Statement on Form S-11 (No. 33-69740), as amended by Amendments No. 1, 2, 3, 4 and 5, filed September 30, 1993, November 5, 1993, November 22, 1993, November 30, 1993, January 10, 1994 and January 19, 1994, respectively, under the heading “Description of Shares of Beneficial Interest;” and

7.	All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2004.

All documents that we subsequently file under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act before we file a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Trustees and Officers.

Under Maryland law, a real estate investment trust formed in Maryland is permitted to limit, by provision in its declaration of trust, the liability of trustees and officers to the trust or to its shareholders for money damages except for the liability of a trustee or officer resulting from (i) active and deliberate dishonesty established by a final judgment as being material to the cause of action or (ii) actual receipt of an improper benefit or profit in money, property or services. The Company's Declaration of Trust contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

The Company’s Declaration of Trust authorizes it, to the extent provided in its Bylaws, to obligate itself to indemnify to (a) any present or former trustee or officer or (b) any individual who, while a trustee of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer or partner, of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former trustee or officer of the Company. The Company's Bylaws obligate it, to the maximum extent permitted by Maryland Law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who, while a trustee or officer and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a trustee, director, officer or partner of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity, and (b) any present or former trustee or officer against any claim or liability to which he may become a party by reason of his service in that capacity unless it is established that (i) his act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful. In addition, the Company's Bylaws require it to pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a present or former trustee or officer made a party to a proceeding by reason of his status as a trustee or officer provided that the Company shall have received (i) a written affirmation by the trustee or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the Bylaws and (ii) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The Company's Bylaws also (i) permit the Company to provide indemnification and payment or reimbursement of expenses to a present or former trustee or officer who served a predecessor of the Company in such capacity and to any employee or agent of the Company or a predecessor of the Company, (ii) provide that any indemnification or payment or reimbursement of the expenses permitted by the Company's Bylaws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Section 2-418 of the Maryland General Corporation Law, or the MGCL, for directors of Maryland corporations and (iii) permit the Company to provide such other and further indemnification or payment or reimbursement of expenses as may be permitted by the MGCL for directors of Maryland corporations.

The Company maintains a standard policy of officers and directors' liability insurance.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits

The following documents are filed as exhibits to this Registration Statement:

Exhibit	Description of Exhibit

4.1	Amended and Restated Declaration of Trust, incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-69740), filed with the SEC on September 30, 1993.

4.2
Amendment to the Company's Amended and Restated Declaration of Trust, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed with the SEC on March 21, 1995.

4.3	Bylaws, as amended, incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-69740), filed with the SEC on September 30, 1993.

4.4
Specimen Certificate for Common Shares of Beneficial Interest, $.01 par value per share, incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-69740), filed with the SEC on September 30, 1993.

4.5
Glimcher Realty Trust 1997 Incentive Plan, as amended, incorporated by reference to Exhibit 4.5 to the Post Effective Amendment No. 1 to the Company’s Registration Statement on Form S-8 (File No. 333-84537) filed with the SEC on January 22, 2002.

4.6
Glimcher Realty Trust 1993 Trustee Share Option Plan, as amended, incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-69740), filed with the SEC on September 30, 1993.

4.7
Glimcher Realty Trust 1993 Employee Share Option Plan, as amended, incorporated by reference to Exhibit 4.6 to Amendment No. 1 to the Company’s Registration Statement on Form S-8 (File No. 33-94542) filed with the SEC on January 22, 2002.

4.8
Rights Agreement, dated as of March 9, 1999, between the Company and the Harris Trust and Savings Bank, as Rights Agent, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 12, 1999.

4.9	Glimcher Realty Trust 2004 Incentive Compensation Plan, incorporated by reference to Appendix B of the Company’s Schedule 14A Proxy Statement filed with the SEC on March 29, 2004.

5.1	Opinion of Venable, LLP, Maryland counsel to the Company, as to the legality of the common shares being registered hereby.*

23.1	Consent of BDO Seidman, LLP.*
23.2	Consent of Venable LLP (included as part of Exhibit 5.1).*
24.1	Power of Attorney (included on signature page).*

* Filed herewith.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on August 2, 2005.

GLIMCHER REALTY TRUST

By:	/s/ Mark E. Yale

Mark E. Yale Senior Vice President, Chief Financial Officer & Treasurer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Mark E. Yale and George A. Schmidt, and each or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments and documents in connection therewith) to the registration statement, and to file the same with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Michael P. Glimcher Michael P. Glimcher	President, Chief Executive Officer and Trustee (Principal Executive Officer)	August 2, 2005

/s/ Herbert Glimcher Herbert Glimcher	Chairman of the Board and Trustee	August 2, 2005

/s/ George A. Schmidt George A. Schmidt	Executive Vice President, General Counsel and Secretary	August 2, 2005

/s/ Mark E. Yale Mark E. Yale	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	August 2, 2005

/s/ Philip G. Barach Philip G. Barach	Member, Board of Trustees	August 2, 2005

/s/ Wayne S. Doran Wayne S. Doran	Member, Board of Trustees	August 2, 2005

/s/ Howard Gross Howard Gross	Member, Board of Trustees	August 2, 2005

/s/ Niles C. Overly Niles C. Overly	Member, Board of Trustees	August 2, 2005

/s/ Alan R. Weiler Alan R. Weiler	Member, Board of Trustees	August 2, 2005

/s/ William S. Williams William S. Williams	Member, Board of Trustees	August 2, 2005